DATE OF EVENT WHICH REQUIRES FILING OF
THIS STATEMENT
7/14/06

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein,
Andrew Dakos, Santa Monica
Partners Opportunity Fund, L.P., Santa
Monica Partners L.P.,
Santa Monica Partners II L.P., Lawrence
J. Goldstein, Ancora
Capital, Inc., Ancora Advisors, LLC.,
Richard Barone, Monarch
Activist Partners L.P., James Chadwick,
Sohail Malad, Nadel and
Gussman Funds LLC.


2. CHECK THE BOX IF MEMBER OF A GROUP
a[X]


b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)
[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
_______________________________________
_________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA
_______________________________________
__________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH
REPORTING PERSON
1,177,561


12. CHECK IF THE AGGREGATE AMOUNT
EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW
11

7.84%

14. TYPE OF REPORTING PERSON

NA
_______________________________________
_________________________






1. NAME OF REPORTING PERSON
Phillip Goldstein, Andrew Dakos,
Bulldog Investors


2. CHECK THE BOX IF MEMBER OF A GROUP
a[X]


b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)
[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
_______________________________________
_________________________

7. SOLE VOTING POWER

623,111

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

623,111
_______________________________________
__________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH
REPORTING PERSON

623,111

12. CHECK IF THE AGGREGATE AMOUNT
EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW
11

4.15%

14. TYPE OF REPORTING PERSON

IA
_______________________________________
_________________________

1. NAME OF REPORTING PERSON
Santa Monica Partners Opportunity Fund,
L.P., Santa Monica
Partners L.P., Santa Monica Partners II
L.P., Lawrence J.
Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP
a[X]


b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)
[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
_______________________________________
_________________________

7. SOLE VOTING POWER

397,172

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

397,172
_______________________________________
__________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH
REPORTING PERSON

397,172

12. CHECK IF THE AGGREGATE AMOUNT
EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW
11

2.65%

14. TYPE OF REPORTING PERSON

IA
_______________________________________
_________________________
1. NAME OF REPORTING PERSON
Ancora Capital Inc., Ancora Advisors
LLC., Richard Barone


2. CHECK THE BOX IF MEMBER OF A GROUP
a[]


b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)
[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
_______________________________________
_________________________

7. SOLE VOTING POWER
0


8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0
_______________________________________
__________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH
REPORTING PERSON

0

12. CHECK IF THE AGGREGATE AMOUNT
EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW
11

0%

14. TYPE OF REPORTING PERSON

IA
_______________________________________
_________________________

1. NAME OF REPORTING PERSON
Monarch Activist Partners L.P., James
Chadwick, Sohail Malad,
Nadel and Gussman Funds LLC


2. CHECK THE BOX IF MEMBER OF A GROUP
a[X]


b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)
[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
_______________________________________
_________________________

7. SOLE VOTING POWER
157,278


8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

157,278
_______________________________________
__________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH
REPORTING PERSON

157,278

12. CHECK IF THE AGGREGATE AMOUNT
EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW
11

1.04%

14. TYPE OF REPORTING PERSON

IA

This statement constitutes amendment
No.2 to the Schedule 13D
filed on April 12, 2006. Except as
specifically set forth
herein, the Schedule 13D remains
unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
      The filing group sent the attached
letter (Exhibit 1) to the Company on
June 29, 2006.  On July 14th, the
Company responded by rejecting the
filing group?s proposal to engage an
investment banker for the purpose of
marketing the company for sale.  The
filing group will evaluate their
options with respect to maximizing
shareholder value including acquiring
additional shares and seeking
representation on the board of
directors.

      On July, 17th, certain members of
the filing group purchased 121,821 NPSI
shares from Ancora Capital Inc., Ancora
Advisors LLC, and Richard Barone
(?Ancora?).  As a result of this
transaction, Ancora is no longer a
member of the filing group.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE
ISSUER
As per the 8K filed on 5/10/06 there
were 15,005,000 shares of
NPSI outstanding as of 3/31/06. The
percentage set forth in item
5 was derived using such number.

Bulldog Investors, Phillip Goldstein
and Andrew Dakos
beneficially own an aggregate of
623,111 shares of NPSI. Power to
dispose and vote securities resides
solely with Mr. Goldstein or
Mr. Dakos or jointly with both.

Santa Monica Partners, SMPII, SMPOF and
accounts of Lawrence J.
Goldstein are beneficial owners of
397,172 shares of NPSI. Power
to dispose and vote securities resides
with Mr. Lawrence J.
Goldstein.

Monarch Activist Partners L.P. is the
beneficial owner of 152,278
shares of NPSI. Power to dispose and
vote securities resides with
Mr. James Chadwick. NGCF is the
beneficial owner of 5,000 shares
of NPSI. Power to vote and dispose of
securities resides with
Chadwick Capital whose managing partner
is Mr. James Chadwick.


c)   During the past 60 days the
following shares of NPSI were
     traded (unless already reported):

Bulldog Investors, Phillip Goldstein
and Andrew Dakos:

Date	Purchases/Redemptions
	Shares	Price
6/16/2006	sell	-7,500	26.1833
6/29/2006	sell	-10,440	27.7521
6/29/2006	sell	-3,318	27.7521
6/29/2006	sell	-359	27.7521
6/29/2006	sell	-720	27.7521
6/29/2006	sell	-2,470	27.7521
6/29/2006	sell	-12,712	27.7521
7/7/2006	sell	-1,800	27.25
7/7/2006	sell	-2,188	27.25
7/13/2006	buy	1,082	23.7
7/13/2006	buy	1,500	23.7
7/14/2006	buy	800	23.4
7/14/2006	buy	1,200	23.4
7/17/06	buy	18,100	23.49
7/17/06	buy	22,400	23.49
7/17/06	buy	1000	23.49
7/17/06	buy	4300	23.49
7/17/06	buy	4300	23.49
7/17/06	buy	3311	23.49


Santa Monica Partners, SMPII and SMPOF
and accounts of Lawrence J.
Goldstein:

Date	Purchases/Redemptions
	Shares	Price
6/30/2006	sell	9600	27.59
7/3/2006	sell	20850	28.07
7/5/2006	sell	100	27.5
7/17/06	buy	53410	23.49


Monarch Activist Partners L.P., NGCF

Date	Purchases/Redemptions
	Shares	Price
6/2/2006	sell	-3400	25.5649
6/15/2006	sell	-4743	26.1745
6/29/2006	sell	-7000	28.1863
7/17/2006	buy	15000	23.49


Ancora Capital, Ancora Advisors LLC and
Richard Barone

Date	Purchases/Redemptions
	Shares	Price
5/19/2006	sell	1000	23.47
5/26/06	sell	2000	24.55587
5/30/06	sell	1000	24.85
5/31/06	sell	12300	25.05653
6/1/06	sell	1000	25.24
7/17/06	sell	121821	23.49


  d)   Beneficiaries of managed
accounts are
     entitled to receive any dividends
or sales proceeds.

  e)   NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS
EXHIBITS
Exhibit 1. Letter to Board of Directors


After reasonable inquiry and to the
best of my knowledge and
belief, I certify that the information
set forth in this
statement is true, complete and
correct.

Dated: 7/18/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos


By: /s/ Lawrence J. Goldstein
Name: Lawrence J. Goldstein


By: /s/ Richard Barone
Name: Richard Barone

By: /s/ James Chadwick
Name: James Chadwick

By: /s/ Sohail Malad
Name: Sohail Malad


Exhibt 1.
Letter to Board of Directors

      June 29, 2006


Board of Directors*
North Pittsburgh Systems Inc.
4008 Gibsonia Road
Gibsonia, PA 15044-9311


Gentlemen,

      On May 11, 2006 Phillip Goldstein,
Larry Goldstein and I met with Charles
Thomas and Harry Brown to discuss
alternatives for enhancing the stock
price of North Pittsburgh Systems
(?NPSI?).  Based upon our analysis and
discussions with investment bankers
that specialize in the rural
telecommunications industry, we
believed that NPSI shares were
undervalued and that that
undervaluation was largely attributable
to NPSI?s having a balance sheet that
is overly conservative.  Despite the
fact that NPSI?s stock price has
increased since then (which may be
partially due to our 13-D group
filing), we believe it is still
undervalued.

      At the May 11th meeting, we
proposed that the board consider using
NPSI?s excess cash along with modest
borrowings to conduct a Dutch auction
self-tender offer.  While consolidation
in the independent telephone industry
is likely inevitable given escalating
competition, we nevertheless agreed not
to call for an immediate sale of the
company if the board agreed to conduct
a Dutch auction tender offer.

      An announcement this week of a
lucrative transaction with respect to
another independent telephone company
has caused us to reconsider our
position.  On Tuesday Hector
Communications Corporation, a Minnesota
based rural telephone company,
announced that it would be acquired by
a consortium of three independent local
exchange carriers for $36.40 per share,
which is a significant premium to its
pre-announcement stock price.  The
Hector announcement demonstrates that
there is a robust market for rural
access line businesses and suggests to
us that the time is right for NPSI to
maximize shareholder value via a sale
of the entire company.  Therefore, we
would like the board to promptly engage
an investment banker for the purpose of
marketing the company for sale.

We request a written response no later
than July 14, 2006.  Thank you.


      Very truly yours,




      Andrew Dakos
      Principal


*Please confirm delivery of this letter
to all members of the Board:

Harry R. Brown
Dr. Charles E. Cole
Frederick J. Crowley
Allen P. Kimble
Stephen J. Kraskin
David E. Nelson
Charles E. Thomas